Exhibit 99.1

Enerplus Provides Fourth Quarter 2021 Operational Update; Initiates Divestment Process for Canadian Assets; Announces a Change in its Reporting Currency and the Presentation of Production Volumes

CALGARY, AB, Feb. 2, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced preliminary fourth quarter and full year 2021 production and capital spending, along with plans to initiate a divestment process for its Canadian assets. In addition, the Company announced its intention to change its reporting currency to U.S. dollars and the future presentation of its production volumes to a "net", after deduction of royalty basis.

FOURTH QUARTER 2021 OPERATIONS UPDATE

Fourth quarter 2021 total production was 128,000 BOE per day, which was at the high-end of the Company's guidance of 124,500 to 128,500 BOE per day. Fourth quarter liquids production was 81,000 barrels per day, in line with the Company's guidance of 80,000 to 83,000 barrels per day. Capital spending in the fourth quarter was C$102 million.

For the full year 2021, total production was 114,700 BOE per day, which was at the high-end of the Company's full year guidance of 113,750 to 114,750 BOE per day. Full year liquids production was 70,200 barrels per day, in line with the Company's full year guidance of 69,750 to 70,750 barrels per day. Capital spending in 2021 was C$378 million compared to guidance of C$380 million.

All the above 2021 production information is presented on a "company interest" basis, as described further below.

DIVESTMENT PROCESS FOR CANADIAN ASSETS

As Enerplus continues to focus on its strategic position in the Williston Basin, the Company plans to initiate a divestment process for its Canadian assets. Production from Enerplus' Canadian assets averaged approximately 9,100 BOE per day ("company interest" basis) in the fourth quarter of 2021, representing 7% of the Company's total production.

If the marketing effort is successful, Enerplus would work to conclude the divestment process by mid-2022, and will continue to have a Canadian head office.

CHANGE IN REPORTING CURRENCY AND THE PRESENTATION OF PRODUCTION VOLUMES

Enerplus is electing to change its reporting currency from Canadian dollars to U.S. dollars since the majority of its crude oil and natural gas properties are in the U.S. The change in reporting currency is a voluntary change which is accounted for retrospectively. All prior periods will be restated to U.S. dollars.

In conjunction with the reporting currency change, Enerplus also intends to change the presentation of its production volumes to be on a "net" basis, where permitted. As defined in Canadian National Instrument 51-101 and consistent with U.S. SEC reporting practices, "net" production means the Company's working interest share of production after the deduction of any royalty obligations plus the Company's royalty interests. Enerplus' royalty obligations are approximately 20% of the Company's working interest share. Previously, Enerplus presented production volumes on a "company interest" basis which does not deduct royalties paid to others. With these changes, production volumes presented by Enerplus on a "net" basis are expected to be lower than those presented historically. The Company believes, however, this change in presentation to "net" production in conjunction with the change in reporting currency to U.S. dollars, should facilitate a more direct comparison to other U.S. exploration and production companies.

The above noted changes will be in effect beginning with the Company's reporting of its fourth quarter and full year 2021 operating and financial results and reserves, which are scheduled for release on February 24, 2022.

2022 PRELIMINARY OUTLOOK PROVIDED IN U.S. DOLLARS AND ON A NET PRODUCTION BASIS

In November 2021, Enerplus announced a preliminary 2022 capital budget of C$500 million expected to result in average company interest production of approximately 122,000 BOE per day, including 75,000 barrels per day of liquids. Following the Company's change to U.S. dollar and net volume reporting, this preliminary budget corresponds to approximately US$400 million with net production of 98,000 BOE per day, including 60,000 barrels per day of liquids.

Enerplus plans to provide comprehensive 2022 guidance with its fourth quarter and full year 2021 operating and financial results on February 24, 2022.

Summary tables at the end of this news release show the Company's 2021 guidance and preliminary results and 2022 preliminary outlook on both a Canadian dollar, company interest production basis and a U.S. dollar, net production basis.

UPDATE ON SHARE REPURCHASE PROGRAM

Between November 2021 through the end of January 2022, Enerplus repurchased 12.1 million shares at an average price of C$12.89 per share for a total cost of C$155.5 million under the Company's current C$200 million share repurchase program. Enerplus expects to complete the balance of this share repurchase program by the end of the first quarter of 2022 whereupon its remaining normal course issuer bid ("NCIB") authorization will be approximately 3% of shares outstanding. The Company can renew its NCIB in August 2022 and will continue to evaluate opportunities to enhance cash returns to shareholders.

SUMMARY TABLES

2022 Preliminary Outlook Summary

	2022 Preliminary Outlook(1) (C$, company interest production basis)	2022 Preliminary Outlook(1) (US$, net production basis)
Capital spending(2)	C$500 million	US$400 million
Average total production	122,000 BOE/day	98,000 BOE/day
Average liquids production	75,000 bbls/day	60,000 bbls/day

(1)	2022 preliminary outlook was provided on November 4, 2021.
(2)	Based on a USD/CDN exchange rate of 1.25.

2021 Guidance and Preliminary Results Summary

	C$, company interest production basis		US$, net production basis
	2021 Guidance	2021 Actual	2021 Guidance	2021 Actual
Capital spending	C$380 million	C$378 million	US$303 million	US$302 million
Average total production	113,750–114,750 BOE/day	114,700 BOE/day	91,450–92,250 BOE/day	92,200 BOE/day
Average liquids production	69,750–70,750 bbls/day	70,200 bbls/day	55,950–56,750 bbls/day	56,300 bbls/day
Average royalty and production tax rate	26%		Royalty rate not applicable Production tax 7%
Operating expense	C$8.80/BOE		US$8.73/BOE
Transportation expense	C$3.85/BOE		US$3.82/BOE
Cash G&A expense	C$1.15/BOE		US$1.14/BOE
Current Income Tax expense	US$3 million		US$3 million

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

PRESENTATION OF PRODUCTION INFORMATION

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and natural gas liquids on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "will", "believes", "intends" and "plans" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2021 capital spending and average production volumes, including anticipated changes in volumes as a result of the change in presentation of such information, and the anticipated production mix; 2022 preliminary production outlook; the results from our drilling program, timing of related production, and ultimate well recoveries; future royalty rates on our production; our anticipated share repurchases under current and future normal course issuer bids and the anticipated timing thereof; preliminary capital spending levels in 2022 and in the future, financial capacity and liquidity and capital resources to fund capital spending and working capital requirements.

The forward-looking information contained in this news release reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; the availability of third party services; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: decreases in commodity price or volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in Enerplus' 2020 MD&A and in our other public filings).

The forward-looking information contained in this press release speaks only as of the date of this press release, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2022/02/c3716.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 02-FEB-22